EX (a)(3)

May 14, 2001

Dear Barrett Stockholders:

On May 7, 2001, the Board of Directors announced that it had signed a definitive merger agreement with The Williams Companies, Inc. for Williams to acquire all of the outstanding shares of Barrett. The terms of the agreement provide for Williams to promptly commence a first-step cash tender offer of $73.00 per share for 50 percent of the outstanding shares of Barrett common stock, followed by a second-step merger with a fixed ratio of 1.767 shares of Williams common stock for each remaining share of Barrett common stock.

This transaction, which will allow our stockholders through the merger to continue to participate in the upside of the combined company, is the result of the process put in place to maximize shareholder value following Shell Oil Company’s unsolicited proposal to acquire Barrett for $55 per share on March 7, 2001.

Your Board of Directors has unanimously concluded that the Williams offer is in the best interests of stockholders and strongly recommends that you tender your shares pursuant to The Williams Companies offer and to vote for approval and adoption of the merger and the merger agreement at the time of Barrett’s stockholder meeting.

The enclosed Schedule 14D-9 describes the Board’s decision to approve the Williams transaction and contains other important information relating to its decision. We urge you to read it carefully.

Sincerely,

Peter Dea
Chairman of the Board and Chief Executive Officer

1515 Arapahoe Street • Tower 3, Suite 1000 • Denver, Colorado 80202 • phone 303.572.3900 • fax 303.629.8255